Item 77C. Submission of matters to a vote of security holders

A Special Meeting of Shareholders was held on May 9,
2016 in Los Angeles, California. The voting result for the proposal considered at the Special Meeting of Shareholders is as follows:

Election of Trustees. The shareholders of the Fund elected J. Richard Atwood, Mark L. Lipson, Alfred E.
Osborne, Jr., A. Robert Pisano, Patrick B. Purcell,
Steven T. Romick and Allan M. Rudnick to serve on the
Board of Trustees.

FPA Funds Trust
Total Shares
Voted For:
Total Shares
Withheld:
J. Richard Atwood
485,616,724
5,431,638
Mark L. Lipson
485,638,320
5,410,042
Alfred E. Osborne,
Jr.
485,403,700
5,644,662
A. Robert Pisano
485,178,431
5,869,931
Patrick B. Purcell
485,299,871
5,748,491
Steven T. Romick
476,934,266
14,114,096
Allan M. Rudnick
485,396,502
5,651,860